UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42027

mF International Limited

Unit 1801, Fortis Tower, 77-79 Gloucester Road,

Wan Chai, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Appointment and Departure of Certain Officers and Directors

Change of CEO

On June 2, 2025, Mr. Chi Weng Tam notified mF International Limited (the “Company”) of his resignation as the chief executive officer (the “CEO”), effective June 2, 2025. Mr. Chi Weng Tam has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill the vacancy created by Mr. Chi Weng Tam’s departure, on June 2, 2025, the board of directors of the Company (the “Board”) appointed Mr. Haoyu Wang to serve as the new CEO of the Company, effective June 2, 2025. The appointment of Mr. Haoyu Wang as the CEO has no specific term and can be terminated by either Mr. Haoyu Wang or the Company with three-month advance notice. The biographical information of Mr. Haoyu Wang is set forth below.

Mr. Haoyu Wang, age 40, served as the general manager, executive director, investment director, and information reporting officer of Hangzhou Hengqing Ruixing Private Equity Fund Management Co., Ltd. from April 2020 to May 2025. He was responsible for sourcing, evaluating, and executing high-value investment opportunities, leading due diligence processes, and overseeing portfolio management to drive value creation and maximize returns. Mr. Wang also actively engaged with portfolio companies to implement strategic improvements and ensure alignment with investment objectives. Since January 2024, he has served as a director of Trend Up Investment (HK) Limited. Mr. Wang received his Bachelor’s degree in Software Engineering from Xiamen University in 2008 and a Master’s degree in Business Economics from Monash University, Australia, in 2013.

Mr. Wang does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Change of CFO

On June 2, 2025, Mr. Yun Pan Lau notified the Company of his resignation as the chief financial officer (the “CFO”), effective June 2, 2025. Mr. Yun Pan Lau has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill the vacancy created by Mr. Yun Pan Lau’s departure, on June 2, 2025, the Board appointed Ms. Yang Liu to serve as the new CFO of the Company, effective June 2, 2025. The appointment of Ms. Yang Liu as the CFO has no specific term and can be terminated by either Ms. Yang Liu or the Company with three-month advance notice. The biographical information of Ms. Yang Liu is set forth below.

Ms. Yang Liu, age 38, served as the managing director at GoldenSand Capital from January 2016 to May 2025. In this role, she oversaw the firm’s investment activities and managed cross-border business operations in the European Union, United Kingdom, and Latin America. From June 2021 to January 2023, Ms. Liu served as a director at HG Semiconductor Limited, a Hong Kong-listed company (HKEX: 6908). From 2012 to 2015, Ms. Liu was employed as a senior specialist at Telefonaktiebolaget LM Ericsson, a multinational networking and telecommunications company listed on the Nasdaq Stock Market LLC (Nasdaq: ERIC), where she gained experience in financial services and technology sectors. Ms. Liu received her Bachelor’s degree in Business Administration from Tongji University, China, in 2009 and a Master’s degree in Finance from Audencia Nantes École de Commerce, France, in 2010. She has been a Chartered Financial Analyst (CFA) charterholder since 2019, accredited by the CFA Institute. Her professional background includes extensive experience in international finance, investment management, and corporate governance.

Ms. Liu does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Resignation and Appointment of Independent Directors

On June 2, 2025, Mr. Sum (Philip) Cheng, Ms. Lai Sum (Christina) Liu and Mr. Cheuk Ho Chan notified the Company of their resignation as directors and members of the audit committee, compensation committee and nominating and corporate governance committee, effective June 2, 2025. Mr. Cheng, Ms. Liu and Mr. Chan have advised that their resignations were due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

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To fill the vacancies created by Mr. Cheng, Ms. Liu and Mr. Chan’s departures, on June 2, 2025, the Board appointed Ms. Yahong Hu as an independent director of the Company, a member of each of the nominating and corporate governance committee, audit committee, and compensation committee, and the chairperson of the audit committee; Mr. Wei Qian as an independent director of the Company, a member of each of the nominating and corporate governance committee, audit committee, and compensation committee, and the chairperson of the compensation committee; Mr. Philippe Douste-Blazy as an independent director of the Company, a member of each of the nominating and corporate governance committee, audit committee, and compensation committee, and the chairperson of the nominating and corporate governance committee. The Company has determined that Ms. Yahong Hu, Mr. Wei Qian and Mr. Philippe Douste-Blazy satisfy the “independence” requirements of the corporate governance rules of the Nasdaq Stock Market LLC ( “Nasdaq”), and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The Board has also determined that Ms. Yahong Hu qualifies as an audit committee financial expert under the rules of the U.S. Securities and Exchange Commission and as a financially sophisticated audit committee member under the Nasdaq listing rules. The biographical information of Ms. Yahong Hu, Mr. Wei Qian and Mr. Philippe Douste-Blazy is set forth below.

Ms. Yahong Hu, age 33, has served as the finance manager at Beijing Qingping Zhimo Information Technology Co., Ltd. since June 2023. She possesses extensive expertise in finance, accounting, auditing, and regulatory compliance, gained through her progressive roles in the financial department of Beijing Hongjia Investment Management Co., Ltd. from September 2018 to May 2023. In these capacities, Ms. Hu was responsible for financial reporting, budgeting, internal controls, audit coordination, and ensuring adherence to both domestic and international accounting standards. Ms. Hu received her Bachelor’s degree in Accounting from Soochow University in 2014 and her Master’s degree in Accounting from Brock University in St. Catharines, Ontario, Canada, in 2016.

Mr. Wei Qian, age 39, has served as a partner at DeHeng Law Offices (Hangzhou), a leading full-service law firm known for its comprehensive legal services in capital markets, banking and finance, and regulatory compliance, with a significant track record advising on major domestic and cross-border transactions, since June 2019. Prior to this, Mr. Qian practiced as a lawyer at Beijing Yingke (Hangzhou) Law Firm from August 2017 to June 2019. Mr. Qian possesses extensive legal expertise in corporate listings, financing, mergers and acquisitions, equity incentive plans, and private equity fund-related legal services. He is highly experienced in regulatory compliance, securities law, and fund management regulations, holding professional qualifications in securities practice and futures practice. His work includes advising on complex transactions and ensuring adherence to evolving legal and regulatory frameworks, reflecting his strong capability in navigating capital markets and compliance matters. Mr. Qian received his Bachelor’s degree in Law from Zhongnan University of Economics and Law in 2008.

Mr. Philippe Douste-Blazy, age 72, served as a member of the board of Cleveland Clinic Abu Dhabi, a U.S.-based healthcare provider in Abu Dhabi, from 2019 to 2024. In 2019, Mr. Douste-Blazy established the United Nations Fund, UNITLIFE, which focuses on addressing chronic malnutrition. In addition, in 2006, Mr. Douste-Blazy founded UNITAID, an organization hosted by the United Nations that facilitates access to medications for AIDS, tuberculosis, malaria, and hepatitis for underserved populations globally. Mr. Douste-Blazy has held multiple senior positions, including Under-Secretary-General of the United Nations and Special Adviser on Innovative Financing for Development at the United Nations. His ministerial roles in the French government included Minister of Health and Social Protection, Minister of Solidarity, Health and Family, Minister of Culture, and Minister of Foreign Affairs. Mr. Douste-Blazy’s academic appointments include a professor at the Faculty of Medicine of Toulouse (1988–2007), a professor at the Faculty of Medicine of Paris (2007–2016), and an adjunct professor at Harvard Medical School (2013–2018). Mr. Douste-Blazy holds MD and PhD degrees from Paul Sabatier University. He has received several honors, including the Clinton Global Citizen Award (2011), Commander of the French Order of Arts et Lettres, Commander of the Norwegian Order, Knight of the French Legion of Honor, and Knight of the Order of Malta.

None of Ms. Hu, Mr. Qian, or Mr. Douste-Blazy has a family relationship with any other director or executive officer of the Company, and none of them has been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Appointment of Directors

On June 2, 2025, the Board increased the size of the Board by two directors, pursuant to provisions in the Company’s amended and restated memorandum and articles of association, and appointed Mr. Haoyu Wang and Ms. Yang Liu to fill the newly created positions on the Board resulting from such increase. Mr. Haoyu Wang and Ms. Yang Liu accepted the positions, and their directorships are effective as of June 2, 2025

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mF International Limited

Date: June 3, 2025	By:	/s/ Haoyu Wang
	Name:	Haoyu Wang
	Title:	Chief Executive Officer and Executive Director

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